UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)
EPAM Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29414B104
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29414B104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners II, LP 76-0755111
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	10,656,979
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	10,656,979
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,656,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		24.48% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

*  Based on 43,525,140 shares of Common Stock outstanding as of November 7, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 29414B104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners II EPAM Fund, LP 20-3993982
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	6,458,749
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	6,458,749
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,458,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		14.84% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

*  Based on 43,525,140 shares of Common Stock outstanding as of November 7, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 20112 filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 29414B104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners II EPAM Fund B, LP 26-0149488
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	315,969
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	315,969
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		315,969
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.73% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

*  Based on 43,525,140 shares of Common Stock outstanding as of November 7, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 20112 filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 29414B104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners III, L.P. 98-0587686
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	507,976
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	507,976
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		507,976
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.17% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

*  Based on 43,525,140 shares of Common Stock outstanding as of November 7, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 20112 filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 29414B104

Schedule 13G

Item 1(a)	Name of Issuer.

EPAM Systems, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices.

41 University Drive, Suite 202 Newton, Pennsylvania 18940

Item 2(a)	Name of Persons Filing.

This statement is being filed by Russia Partners II, LP, a Cayman Islands exempted limited partnership (“RP II”), Russia Partners II EPAM Fund, LP, a Delaware limited partnership (“RP II EPAM”), Russia Partners II EPAM Fund B, LP, a Delaware limited partnership (“RP II EPAM B”), and Russia Partners III, L.P., Cayman Islands exempted limited partnership (“RP III” and, together with RP II, RP II EPAM and RP II EPAM B, each, a “Reporting Person” and, collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated February 8, 2013, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Russia Partners Capital II M, LLC is the general partner of RP II, Russia Partners Capital II E, LLC is the general partner of RP II EPAM and of RP II EPAM B, and Russia Partners Capital III, LLC is the general partner of RP III. Andrew J. Guff and Donald P. Spencer are the managing directors of each of Russia Partners Capital II M, LLC, Russia Partners Capital II E, LLC and Russia Partners Capital III, LLC and may be deemed to have voting and investment control over the shares of Common Stock held by the Reporting Persons. The Reporting Persons are all managed by Russia Partners Management, LLC, whose investment committee of Andrew J. Guff, George W. Siguler and Vladimir Andrienko may also be deemed to have voting and investment control over the shares of Common Stock held by the Reporting Persons. The Reporting Persons, their general partners and their manager are all affiliates of Siguler Guff & Company, LP. Each of Russia Partners Capital II M, LLC, Russia Partners Capital II E, LLC, Russia Partners Capital III, LLC, Russia Partners Management, LLC and Messrs. Guff, Spencer, Siguler and Andrienko disclaims beneficial ownership of any shares of Common Stock owned of record by the Reporting Persons, except to the extent of any pecuniary interest therein.  The inclusion of any of the foregoing and such securities herein shall not be deemed an admission of beneficial ownership by any of the foregoing for purposes of Sections 13(d) or 13(g) of the Act, or for any other purposes.

CUSIP No. 29414B104

Item 2(b)	Address of Principal Business Office.

For each Reporting Person: c/o Siguler Guff & Company, LP, 825 Third Avenue, New York, NY 10022

Item 2(c)	Citizenship or Place of Organization.

The information set forth in Row 4 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number.

29414B104

Item 3.	For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c).

Not Applicable

Item 4.	Ownership.
The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G and under Item 2(a) above is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 29414B104

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons disclaim that they have agreed to act as a group other than as described herein.

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certifications.

Not Applicable

CUSIP No. 29414B104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2013

RUSSIA PARTNERS II, LP
By:	Russia Partners Capital II M, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS II EPAM Fund, LP
By:	Russia Partners Capital II E, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS II EPAM Fund B, LP
By:	Russia Partners Capital II E, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS III, L.P.
By:	Russia Partners Capital III, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director

CUSIP No. 29414B104

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  February 8, 2013

RUSSIA PARTNERS II, LP
By:	Russia Partners Capital II M, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS II EPAM Fund, LP
By:	Russia Partners Capital II E, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS II EPAM Fund B, LP
By:	Russia Partners Capital II E, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS III, L.P.
By:	Russia Partners Capital III, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director